Exhibit 99.3

AMEX:ROY	NR 07-12
TSX:IRC	May 15, 2007

INTERNATIONAL ROYALTY CORPORATION

 QUARTERLY REVENUES GROW 24 FOLD WITH ADDITIONAL REVENUE GROWTH FORECAST

DENVER, COLORADO – May 15, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") is pleased to report its first quarter 2007 financial results.  All figures are in United States dollars unless otherwise noted.

Summary of Quarterly Information:

($ thousands, except per share data)	Quarter Ended March 31,
	2007	2006
Statement of Operations
Royalty revenues	$ 10,178	$ 413
Earnings (loss) before income taxes	3,275	(1,983)
Net earnings (loss) for the period	2,165	(1,437)
Basic and diluted earnings (loss) per share	0.03	(0.03)
Statement of Cash Flows
Cash flows from (used in) operating activities	4,966	(1,534)

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)
			Payable Production (1) Quarter Ended March 31,		Revenue (thousands) Quarter Ended March 31,
Mine	Commodity	Royalty	2007	2006	2007	2006

Williams	Gold	0.25% NSR	64	46	$ 102	$ 67

Southern Cross	Gold	1.5% NSR	38	-	370	-

Voisey’s Bay					9,705	343
	Nickel	2.7% NSR	27,005	1,722
	Copper	2.7% NSR	12,618	666
	Cobalt	2.7% NSR	1,095	77

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended March 31,
	2007	2006
Gold, per ounce	648	579
Nickel, per pound (1)	16.59	6.79
Copper, per pound (1)	2.38	2.25
Cobalt, per pound (1)	25.18	12.31

(1)

Before transportation, smelting and refining costs.

Strong increases in royalty revenues, earnings and cash flow from operating activities were driven primarily by a 28 fold increase in royalty revenues from the Voisey’s Bay royalty, from $343,000 in the quarter ended March 31, 2006 to $9,705,000 in the same period in 2007.  Payable production from Voisey’s Bay increased from 1.7 million pounds of nickel in concentrate in 2006 to 27.0 million in the quarter ended March 31, 2007.  Metal prices also increased significantly during the first quarter of 2007, with average nickel prices on payable production up to $16.59 per pound from $6.79 per pound in the same period in 2006.

While concentrate sold during 2007 was up significantly at Voisey’s Bay from the same period in 2006, it was less than a normal quarter of expected production from the mine.  Production payable was negatively impacted by the strike at the Voisey’s Bay operation from late July 2006 to early October 2006.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007.   In addition, the first quarter payment reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco’s agreements with the aboriginal people in Labrador.  Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year.  Under normal conditions, the company believes that first quarter production payable from Voisey’s Bay will be at or above the average for the year.

Looking forward to the second quarter of 2007, the Company also expects less than an average quarter of payable production during this period, due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21).  During these winter months, a smaller number of nickel concentrate shipments are delivered than would be expected, and, as noted above, there are no copper concentrate shipments at all during the period between December 7 and May 21.  The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year.  However, in 2007 the lower than average production expected to be payable in the second quarter should be more than offset by higher metal prices, as nickel prices continue at or near record highs.

The Company believes that payable production from Voisey’s Bay in the third and fourth quarters of 2007 and the first quarter of 2008 will be at, or above quarterly expectations.

During the second quarter, the Company expects to recognize initial royalty revenues from the recently acquired Legacy Sand and Limpopo royalties.  In addition, Mercator Gold Plc has announced it will begin gold production at its Meekatharra operations in Western Australia in June 2007 at an initial rate of 120,000 ounces per year.  The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006.

Revenue estimate update

Based upon the Company’s current projections for payable production for 2007, gross revenue from the Voisey’s Bay royalty for the full year 2007 is expected to be between $44.0 million and $46.0 million.  The estimate assumes an average price of $15.00 per pound of nickel, $2.50 per pound of copper and $15.00 per pound of cobalt for the balance of 2007.  Revenues from all other sources are expected to be between $4.5 million and $5.0 million.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations as to the production start dates for the Legacy Sand, Limpopo, and Meekathara projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this release regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.